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[3D SYSTEMS LOGO]

                                  NEWS RELEASE


                                                           FOR IMMEDIATE RELEASE

CONTACT:
Jeff Krinks, Public Relations Manager
(661) 295-5600 ext. 2910
krinksj@3dsystems.com

Trudy Self, Self & Associates
(818) 880-5437
tmself@aol.com

Geoff Kreiger (DTM Corp.)
(512) 339-2922
marketing@dtm-corp.com



            3D SYSTEMS AND U.S. DEPARTMENT OF JUSTICE REACH AGREEMENT
              3D Systems/DTM Tender Offer to Close Monday, Aug. 20


     VALENCIA, Calif., Aug. 16, 2001 - 3D Systems Corp. (Nasdaq: TDSC) today announced that it has entered into an agreement with the U.S. Department of Justice that will enable the company to complete its previously announced merger with Austin, Texas-based DTM Corporation (Nasdaq: DTMC).

     Under the terms of the settlement agreement filed on Aug. 16, 2001, 3D Systems has agreed to enter into a patent licensing agreement for either stereolithography or selective laser sintering with a third party.

     "We are very pleased that we have reached a mutually acceptable agreement with the Department of Justice," said Brian K. Service, 3D Systems' president and chief executive officer. "We believe that the merger with DTM will result in considerable benefit to our company, shareholders and customers, enabling us to offer a full spectrum of material systems to current and prospective customers.



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3D Systems and U.S. Department of Justice Reach Agreement
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     "We are entering the initial stages of becoming a viable technology for use in direct and indirect in-line manufacturing, and we believe that being able to offer multiple materials systems and related processing technologies, including selective laser sintering, will accelerate our progress in this arena," Service said.

     "We expect to be able to move quickly to complete the merger of the two companies," he added, "since we have been planning the integration of DTM and 3D Systems for several months.

     "We expect to maintain facilities in Austin, which is expected to become a strong sales and marketing regional base for our company and will headquarter a demonstration center as well as development related to sintering technology," Service said. "Over the years, development at DTM has benefited from a strong and ongoing relationship with the research facilities at the University of Texas, Austin - a relationship we look forward to continuing."

     3D Systems will conduct a conference call Friday, Aug. 17, 2001, at 1 p.m. Eastern time to discuss the merger. To access the call, dial 877/613-8341 or 706/679-7620 internationally. A recording of the call will be available for 72 hours beginning at 3 p.m. Eastern time on Friday. To access the recording dial 800/642-1687 or 706/645-9291 internationally and enter 1630167.

ABOUT 3D SYSTEMS

     3D Systems provides solid imaging products and services that substantially reduce the time and cost required to design, test and manufacture products. The company's systems utilize patented technologies that create physical objects from digital input.



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3D Systems and U.S. Department of Justice Reach Agreement
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     3D Systems currently offers the ThermoJet(R) office printer and SLA(R)
industrial systems, which include proprietary software and materials. Product pricing in the U.S. begins at $49,995 for the company's entry-level printer and extends up to $799,000 for its feature-rich industrial SLA 7000 system. The company also licenses the 3D Keltool(R) process, a complementary application that produces injection molding and die casting inserts from SLA system master patterns. In February 2001, 3D Systems announced it acquired OptoForm, a French company that developed stereolithography systems that use paste materials. In April 2001, the company announced the signing of a definitive merger agreement to purchase DTM Corporation, contingent upon certain conditions.

     Based in Valencia, Calif., 3D Systems was founded in 1986 and is recognized as the world technology and market leader in solid imaging. For additional information, visit the company's website at www.3dsystems.com or phone 888/337-9786, ext. 785. For an investor packet, call the company's shareholder communications service at 800/757-1799.

ABOUT DTM CORPORATION

     DTM develops, manufactures and markets advanced rapid prototyping and manufacturing systems, including the Sinterstation 2500plus. A growing number of manufacturers and service bureaus worldwide use these systems to rapidly create three-dimensional prototypes, parts, molds, tooling and casting patterns.

     All Sinterstation systems utilize a process called selective laser sintering (SLS) to create 3-D objects from computer-aided design (CAD) data. The Sinterstation creates the part in a matter of hours using a CO2 laser to fuse together layers of powdered plastic, metal or ceramic powders. The results are durable 3-D parts produced in a fraction of the time it would typically take using other traditional methods.


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     Among the companies currently using Sinterstations are manufacturers such as BMW, Boeing, Pitney Bowes, Rockwell International, Volvo Penta and others. In addition, numerous service bureaus throughout the world include Sinterstation systems in their offerings to companies with only an occasional need for rapidly produced functional prototypes and parts. Parts and prototypes made on Sinterstation systems also are used in non-industrial settings, such as science and medicine. For more information on DTM's systems, customers and applications, visit the company's website at www.dtm-corp.com.

Note to editors: ThermoJet, SLA, Keltool and the 3D logo are registered trademarks of 3D Systems. Sinterstation and SLS are registered trademarks, and DuraForm is a trademark, of DTM Corporation.

Certain statements in this news release may include forward-looking statements which express the expectation, prediction, belief or projection of 3D Systems or DTM. These statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance and achievement of 3D Systems or DTM to be materially different from any future results, performance or achievement expressed or implied by these forward-looking statements. Factors that may cause actual results to differ from the forward-looking statements contained in this release and that may affect each company's prospects in general include, but are not limited to: the availability of capital to 3D Systems on acceptable terms; the funding of amounts adequate to allow 3D Systems to acquire DTM and provide for the working capital needs of 3D Systems under the definitive loan document; the ability of 3D Systems to efficiently integrate the business of DTM on a timely basis, the commercial acceptance of our products and those of DTM, actions of competitors and customers; the uncertain outcome of litigation in which the parties are or may become involved, including the class action lawsuit filed in connection with 3D Systems' acquisition of DTM; and such other factors as are described in the companies' filings with the Securities and Exchange Commission, including annual reports on Form 10-K for the year ended Dec. 31, 2000, quarterly reports on Form 10-Q for the quarters ended March 31 and June 29, 2001, and 3D Systems' current reports on Form 8-K filed on April 6 and April 10, 2001.



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